Exhibit (12)



                                  April 7, 2004

Harris Insight Funds Trust
760 Moore Road
King of Prussia, PA  19406


Ladies and Gentlemen:

         We have acted as counsel to Harris Insight Funds Trust ("Trust"), a Massachusetts business trust, on behalf of two of its series, Harris Insight High Yield Select Bond Fund (the "Acquired Fund") and Harris Insight High Yield Bond Fund (the "Acquiring Fund"), in connection with the acquisition of all of the assets of the Acquired Fund by the Acquiring Fund, pursuant to Agreement and Plan of Reorganization dated as of February 24, 2004, by and between the Trust on behalf of the Acquiring Fund and the Trust on behalf of the Acquired Fund (the "Agreement"). Unless otherwise provided herein, capitalized terms used in this opinion shall have the same meaning as set forth in the Agreement.

         You have requested our opinion concerning certain federal income tax consequences of the transfer of the Assets of the Acquired Fund in exchange solely for shares of the Acquiring Fund ("Acquiring Shares") and the assumption by the Acquiring Fund of the Acquired Fund's Obligations and the distribution of such shares to the Acquired Fund Shareholders upon liquidation of the Acquired Fund, all pursuant to the Agreement (the "Reorganization"). In this regard we have examined (1) the Agreement, (2) the Registration Statement on Form N-14 (including, but not limited to, the Prospectus and Proxy Statement included therein) filed with the Securities and Exchange Commission on or about March 8, 2004 (SEC File No. 333-113404), and (3) such other documents and records as we consider necessary in order to render this opinion.

         Pursuant to the Agreement, all of the Assets of the Acquired Fund will be exchanged solely for the Acquiring Fund's assumption of the Acquired Fund's Obligations and Acquiring Shares having an aggregate net asset value equal to the net value of those Assets. All Acquiring Shares then held by the Acquired Fund, representing all of the assets of the Acquired Fund, will be distributed to Acquired Fund Shareholders pursuant to the Agreement in a liquidating distribution. In the distribution, each Acquired Fund Shareholder will receive Acquiring Shares with a net asset value equal on the Valuation Date to the net asset value of the Shareholder's Acquired Fund Shares as of such time.

         The Reorganization is being undertaken because, as explained more fully in the Registration Statement, the Board of Trustees of the Trust believes the Reorganization offers shareholders of the Acquired Fund the opportunity to invest in a larger fund (allowing the

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Harris Insight Funds Trust
April 7, 2004

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potential for more efficient operations by spreading relatively fixed costs, such as audit and legal fees, over a larger asset base). In addition, the Trustees also considered, among other factors, the fact that the Acquired Fund invests all of its investable assets in the Acquiring Fund, and thus is invested in the same portfolio of securities as the Acquiring Fund, and the expectation that, based on estimated expense ratios calculated using each Fund's net assets and numbers of shareholders as of December 31, 2003, shareholders of the Acquired Fund are expected to experience the same or lower net expenses.

         Our opinion is based upon existing law and currently applicable Treasury Regulations, currently published administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures, and judicial decisions, all of which are subject to change prospectively and retroactively. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

         Based on the Agreement, the other documents referred to herein, the facts and assumptions stated above, as well as representations made by the Acquired Fund in a Certificate dated as of April 7, 2004, representations made by the Acquiring Fund in a Certificate dated April 7, 2004, the provisions of the Code, and judicial and administrative interpretations as in existence on the date hereof, it is our opinion that the Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code and that the Acquiring Fund and the Acquired Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         On the basis of the foregoing opinion that the Reorganization will constitute a reorganization within the meaning of Section 368 of the Code, it is further our opinion that:

         (i) The Acquired Fund will recognize no gain or loss on the transfer of its Assets to the Acquiring Fund in exchange solely for Acquiring Shares and the Acquiring Fund's assumption of the Acquired Fund's Obligations or on the subsequent distribution of those shares to Acquired Fund Shareholders in exchange for their Acquired Fund Shares;

         (ii) The Acquiring Fund will recognize no gain or loss on its receipt of the Acquired Fund's Assets in exchange solely for Acquiring Shares and the assumption by the Acquiring Fund of the Acquired Fund's Obligations;

         (iii) The Acquiring Fund's basis in the Acquired Fund's Assets will be the same as the Acquired Fund's basis therein immediately before the Reorganization, and the Acquiring Fund's holding period for each such Asset will include the Acquired Fund's holding period therefor;

         (iv) Acquired Fund Shareholders will recognize no gain or loss upon the exchange of their shares of the Acquired Fund for Acquiring Shares pursuant to the Reorganization. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net



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Harris Insight Funds Trust
April 7, 2004

Page 3


investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Closing;

         (v) The tax basis in the Acquiring Shares to be received by each Acquired Fund Shareholder in the Reorganization will be the same in the aggregate as the aggregate tax basis of the shares of the Acquired Fund surrendered in exchange therefor;

         (vi) The holding period of the Acquiring Shares to be received by each Acquired Fund Shareholder will include the holding period during which the shares of the Acquired Fund surrendered in exchange therefor were held by such Acquired Fund Shareholder, provided that the Acquired Fund shares were held as capital assets at the Closing; and

         (vii) The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code. The Acquiring Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations thereunder.

         The foregoing opinion is being furnished to you solely for your benefit in connection with the Reorganization and may not be relied upon by, nor may copies be delivered to, any person without our prior written consent. Our opinion is limited to the matters expressly addressed above. No opinion is expressed and none should be inferred as to any other matter. Specifically, no opinion is expressed as to the effect of the Reorganization on Acquiring Fund, Acquired Fund, or any Acquired Fund Shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

         We consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement on Form N-14.

                                                     Very truly yours,

                                                     Bell, Boyd & Lloyd LLC

TFJ/d